EFES

07028838

File: 082-04144

RECEIVED SEC MAIL PROCESSING SECTION DEC 14 2007 WASH, D.C. 182

December 10, 2007

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the announcement of YTD3Q2007 unreviewed interim consolidated financial statements.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

PROCESSED
JAN 04 2008
THOMSON FINANCIAL

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No.3 Kartal 34870 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

ANADOLU EFES RELEASED ITS UNREVIEWED CONSOLIDATED FINANCIAL RESULTS AS OF AND FOR THE PERIOD ENDED 30.09.2007

STRONG PERFORMANCE IN ALL BUSINESS SEGMENTS

- **Consolidated[1] sales volume (including beer and soft drink volumes) up 10.7% in YTD3Q2007 over the comparable period of previous year.**
- **Total beer sales volume at 16.4 million hectoliters ("mhl") in YTD3Q2007; up 9.9%**
  - **On a like-for-like[2] basis sales volume growth of 12.3%**
- **Total soft drink sales volume at 389.0 million unit cases ('mu/c'); up 13.4%**

Consolidated Sales Volume


mhl
24.8
27.5
YTD3Q2006
YTD3Q2007

Total Beer Sales Volume


mhl
14.9
16.4
YTD3Q2006
YTD3Q2007

Total Soft Drink Sales Volume


m u/c
342.9
389.0
YTD3Q2006
YTD3Q2007

Consolidated Net Sales Revenue


million YTL
2,078
2,426.6
YTD3Q2006
YTD3Q2007

- **Consolidated Sales Revenue at YTL2,426.6 million in YTD3Q2007; up 16.8%**

Consolidated EBITDA


25.6%
27.3%
million YTL
531
662.8
YTD3Q2006
YTD3Q2007
EBITDA Margin

- **Consolidated EBITDA at YTL 662.8 million in YTD3Q2007; up 24.7%**

[1] Full consolidation of Turkey Beer and EBI, proportionate consolidation of CCI.
[2] Excluding the sale volume of Interbrew Efes Brewery in YTD3Q2006 and including the sales volume of Krasny Vostok Brewing Group for the first two months of 2006. Please see the related sections for further details.

• COMPANY OVERVIEW

• Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), together with its subsidiaries and affiliates produces and markets beer, malt and soft drinks across a geography including Turkey, Russia, the CIS countries, Southeast Europe and the Middle East. Anadolu Efes, listed in the Istanbul Stock Exchange (AEFES.IS), is an operational entity under which the Turkey beer operations are managed, as well as a holding entity which is the majority shareholder of Efes Breweries International N.V. ("EBI"), that manages international beer operations, and is the largest shareholder of Coca-Cola İçecek A.Ş. ("CCI"), that manages the soft drink business in Turkey and international markets.

•The Group currently operates in 12 countries with 15 breweries, 6 malteries and 12 Coca-Cola bottling facilities and has an annual brewing capacity of around 34 million hectoliters, malting capacity of 236,500 tonnes and Coca-Cola bottling capacity of 573 million unit cases per year.

For further information regarding Anadolu Efes, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail:
hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail:
orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Supervisor)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr

CONSOLIDATION PRINCIPLES



• The consolidated unreviewed financial statements of Anadolu Efes are prepared in accordance with International Financial Reporting Standards ("IFRS") as per regulations of the Capital Markets Board of Turkey ("CMB").

• The attached interim financial statements in this announcement comprise the income statements for the periods ended 30.09.2007 and 30.09.2006 as well as the balance sheet as of 30.09.2007 and audited balance sheet as of 31.12.2006. Figures for both periods are presented in the reporting currencies of each business division.

• Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; including Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Breweries International (international beer operations) are fully consolidated in the financials.

• CCI, in which Anadolu Efes holds 50.3% stake as of 30.09.2007 is proportionately consolidated in Anadolu Efes' financial results as per Anadolu Efes' shareholding (51.2% as of 30.09.2006).

ANADOLU EFES CONSOLIDATED RESULTS

Breakdown[1] of Sales Volume


TR Beer
21.7%
CCI
40.4%
EBI
37.9%

Breakdown[1] of Sales Revenue


CCI
32.4%
TR Beer
31.4%
EBI
36.2%

Breakdown[1] of EBITDA


CCI
23.6%
TR Beer
50.4%
EBI
26.0%

• Anadolu Efes' consolidated sales volume (including beer and soft drink volumes) was up 10.7% in YTD3Q2007 over the comparable period of previous year.

• Total beer sales volume increased to 16.4 mhl in the nine month period of 2007, an increase of 9.9% over the comparable period of previous year. On a like-for-like basis[2], the sales volume growth year-on-year was 12.3%.

• Total soft drink sales volume reached 389,0 million unit cases in YTD3Q2007, indicating an increase of 13.4% over the comparable period of previous year.

• In YTD3Q2007 Anadolu Efes' consolidated net sales revenue reached YTL2,426.6, by increasing 16.8% over the comparable period of previous year. The revenue growth, which was ahead of the volume growth, was mainly due to the increase in average prices in all lines of businesses.

• Our consolidated gross profit reached YTL 1,265.8 million in YTD3Q2007, by increasing 24.5% over the comparable period of the previous year. The improvement in the gross profits of the soft drinks business and Turkey beer operations offset the impact of reduction of gross profit of our international beer operations, which was due to the global increase in malt and malting barley prices, thereby resulting in an improved consolidated gross profit margin of 52.2% in YTD3Q2007.

• Our consolidated profit from operations increased 30.1% in YTD3Q2007 and reached YTL500.1 million, while consolidated profit from operations margin improved to 20.6% from 18.5% in the comparable period of previous year. Consequently, consolidated EBITDA increased by 24.7% over the comparable period of the previous year and reached YTL 662.8 million in YTD3Q2007 with an EBITDA margin expansion to 27.3% from 25.6% in the same period of the previous year.

• Anadolu Efes' consolidated net income increased by 49.4% over the comparable period of previous year and reached YTL369.1 million YTD3Q2007. In addition to improved operating performance, net income was also positively impacted by the foreign exchange gains as a result of strengthening of YTL versus USD in Turkey.

As of 30.09.2007 Anadolu Efes' consolidated net financial debt was YTL752.6 million.

[1]*Breakdowns are calculated on a combined basis*

[2]*Excluding the sale volume of Interbrew Efes Brewery in YTD3Q2006 and including the sales volume of Krasny Vostok Brewing Group for the first two months of 2006. Please see the related sections for further details.*

TURKEY BEER RESULTS

Sales Volume*


mhl
5.8
6.0
YTD3Q2006
YTD3Q2007

**Including exports*

Sales Revenue


Million YTL
673
760.8
YTD3Q2006
YTD3Q2007

EBITDA


44.8%
41.2%
Million YTL
277.
341.0
YTD3Q2006
YTD3Q2007
EBITDA
EBITDA Margin

▪ In nine month period of 2007 the domestic sales volume of our Turkey beer operations reached 5.6 million hectoliters ("mhl") by increasing 4.6% over the comparable period of previous year. The growth momentum in the second quarter of 2007 slowed down in the third quarter, as a result of Ramadan primarily moving into the third quarter, however this was mostly offset through effective marketing activities as well as increased foreign tourism activities in the period. Consequently, our Turkish beer operations posted 1.8% sales volume growth in the third quarter of 2007 over the comparable period of previous year. On the other hand in the third quarter both our net sales revenue and profitability increased significantly over the same quarter of previous year.

▪ On the other hand, including exports, our total sales volume increased by 3.5% over the comparable period of previous year and reached 6.0 mhl. The contraction in the export volume was mainly attributable to the slow down of export volumes to Iraq.

▪ In nine month period of 2007 net sales revenue of our Turkey beer operations was YTL760.8 million, indicating an increase of 12.9% over the comparable period of previous year. The growth in the net sales revenue was primarily driven by the increase in nominal prices, strength of YTL in addition to the sales volume growth in the period. Consequently our average net sales price increased to 1,28 YTL/liter in YTD3Q2007 from 1,17 YTL/liter in YTD3Q2006. In the third quarter of 2007 net sales revenue of our Turkey beer operations increased by 13.2% year-on-year.

▪ Our effective cost management and economies of scale offset the negative impact of the global increase in malt and malting barley prices on our production costs in the nine month period of 2007. As a result, gross profit margin of our Turkey beer operations increased to 68.5% in YTD3Q2007 from 65.5% in the comparable period of previous year.

▪ In YTD3Q2007, profit from operations increased by 26.9% over the comparable period of previous year and reached YTL287.7 million. In addition to the increase in the gross profit margin, the enhancement of profit from operations margin was positively affected by improved operational efficiencies as a result of growing sales volumes in the period. Profit from operations margin was up significantly to 37.8% in YTD3Q2007 from 33.7% in YTD3Q2006.

•In YTD3Q2007 Turkey Beer operations' EBITDA increased by 23.0% compared to the same period of the previous year and reached YTL341.0 million, with an improved EBITDA margin of 44.8% versus 41.2% in YTD3Q2006.

• In the period January-September 2007, the growth trend in operational profitability led to net income growth of 26.7% over the comparable to the same period of the previous year, resulting in a net income of YTL248.5 million.

• As of 30.09.2007, net financial debt of Turkey Beer operations was YTL91,6 million.

INTERNATIONAL BEER RESULTS (EFES BREWERIES INTERNATIONAL)

Our international beer operations are conducted by Efes Breweries International N.V.("EBI"), incorporated in the Netherlands and listed on the London Stock Exchange (IOB:EBID). EBI is a 70% subsidiary of Anadolu Efes and currently manages its brewing operations through 10 breweries and 4 malteries in 4 countries.


Sales Volume
mhl
9.1
10.4
YTD3Q2006
YTD3Q2007


Net Sales Revenue
million USD
496.1
655.1
YTD3Q2006
YTD3Q2007


EBITDA
million USD
19.6%
20.0%
97.4
131.2
YTD3Q2006
YTD3Q2007
EBITDA
EBITDA Margin

• EBI's consolidated sales volume increased by 13.9% over the comparable period of previous year and reached 10.4mhl in YTD3Q2007 .

• However the like-for-like sales volume growth in YTD3Q2007 was 18.0% and is calculated by;

- Including the sales volume in the first two months of 2006 of the Krasny Vostok Brewing Group ("KV Group"), which EBI acquired in February 2006 and by

- Excluding the sales volume of Interbrew Efes Brewery ("Efes Romania"), EBI's 50% operating subsidiary in Romania, in which EBI disposed its shareholding in August 2006, from YTD3Q2006 results.

•EBI's consolidated sales volume growth in the third quarter of 2007 was 15.9%.

• EBI's consolidated net sales revenue reached US$655.1 million in YTD3Q2007 by increasing 32.0% year-on-year. Net sales growth surpassed the volume growth primarily as a result of packaging mix effect, which is mainly the result of switch from returnable bottles to non-returnable bottles in Kazakhstan, local currency based price increases in all operating countries and despite the negative brand mix effect, which is mainly the result of the increase of economy segment brands in total sales volume, particularly in Russia. Increase of per hl sales price was also positively impacted by strengthening of local currencies against USD, EBI's reporting currency.

• In YTD3Q2007 EBI's consolidated gross profit increased by 28.3% and reached US$310.2 million. Although gross profit margin increased in Moldova and especially in Serbia in YTD3Q2007, the global increase in malt and malting barley prices combined with negative impact of brand and packaging mix in Russia and Kazakhstan, as explained above, are the main reasons behind the contraction in the gross profit margin to 47.3% on a consolidated basis.

INTERNATIONAL BEER CONSOLIDATED RESULTS (EFES BREWERIES INTERNATIONAL)

Breakdown of Sales Volume


Moldova
10%
Serbia
4%
Kazakhstan
10%
Russia
76%

Breakdown of Sales Revenue


Moldova
7%
Serbia
2%
Kazakhstan
14%
Russia
77%

Breakdown of EBITDA


Other*
9%
Kazakhstan
13%
Russia
78%

** Other includes Moldova, Serbia & Headquarter adjustments*

• Despite the deterioration in the gross margin and in a period of increasing distribution costs, EBI's consolidated profit from operations margin increased to 12.4% in YTD3Q2007 from 11.4% in the same period of previous year as a result of the operational efficiencies achieved in the nine month period of 2007. The operational efficiencies include the effective management of marketing expenses as a result of the brand rationalization and optimization of transportation costs through cross brewing.

• EBI's consolidated EBITDA increased by 34.8% in YTD3Q2007 over the comparable period of previous year and reached US$131.2 million. The increase in EBITDA margin to 20.0% from 19.6% was achieved despite the exclusion of Efes Romania from consolidated results in YTD3Q2007, which was a positive EBITDA contributor in the same period of previous year.

• EBI's consolidated net income in YTD3Q2007 was US$44.5 million, indicating an increase of 79.7% over the comparable period of previous year.

•As of 30.09.2007 EBI's net financial debt was US$402.6 million. EBI's financial debt mainly is the result of the US$ 300.0 million 3 year syndicated term loan facility which was utilized in October 2006.

SOFT DRINKS OPERATIONS (COCA-COLA İÇECEK)

• Domestic and International soft drinks operations of Anadolu Efes are conducted by Coca-Cola İçecek A.Ş. ("CCI") and Anadolu Efes is the largest shareholder of CCI with 50.3% stake*.


Consolidated Sales Volume
mu/c
389.0
342.9
YTD3Q2006
YTD3Q2007

• CCI's consolidated sales volume increased by 13,4% from 342.9 million unit case to 389.0 million unit case in YTD3Q2007. CCI experienced healthy growth in all markets which is in line with general guidance. Turkish operations' share in total volume was 80% and remaining 20% was contributed by international operations. In the third quarter of 2007 CCI's consolidated volume growth was 15.1% over the comparable period of previous year.

• In the period between January and September 2007, sales volume of CCI's Turkish operations increased by 11.2% over the comparable period of the previous year and reached 310,5 million unit cases. In the third quarter of 2007 sales volume of Turkish operations was up 14.2%. VAT reduction as of June 1, 2007, from 18% to 8% on NCB's helped fuel category growth, thereby assisting the over all sales volume growth.


Consolidated Sales Revenue
million YTL
1,564.5
1,363.2
YTD3Q2006
YTD3Q2007

•.Sales volume of CCI's international operations increased by 23.2% over the comparable period of previous year and reached 78.5 million unit case. In the third quarter of 2007, CCI's international sales volume growth was 17.7%.

• In the nine months period of 2007 CCI's consolidated net sales revenue increased by 14.8% over the comparable period of the previous year and reached YTL1,564.5 million. Net sales revenue growth, which was ahead of volume growth, was mainly driven by the increase in sales prices combined with the improved package mix. In the third quarter of 2007, CCI's consolidated sales revenue increased by 13% compared to 3Q2006.


Consolidated EBITDA
million YTL
20.3%
18.2%
317.6
248.3
YTD3Q2006
YTD3Q2007
EBITDA
EBITDA Margin

• CCI's consolidated EBIT increased by 36.1% over the comparable period of the previous year and reached YTL 245.5 million. The EBIT margin increased to 15.7% in YTD3Q2007 from 13.2% in YTD3Q2006, which was mainly driven by improved packaging mix and economies of scale in all operations.

• CCI's consolidated EBITDA increased by 27.9% over the comparable period of the previous year and reached YTL317,6 million. Consolidated EBITDA margin improved to 20.3% in YTD3Q2007 from 18.2% in the comparable period of the previous year.

• CCI's net profit was YTL166.5 million in YTD3Q2007, indicating increase of 72.3% over the comparable period of the previous year.

• As of 30.09.2007, CCI's consolidated net financial debt was YTL372.8 million.

** CCI is consolidated on a proportionate basis into results of Anadolu Efes, as per Anadolu Efes' 50.3% share. Anadolu Efes' Shareholding in CCI was 51.2% in 2006, prior to the completion of CCI's merger with Efes Invest on December 25th, 2006. Accordingly CCI's sales volumes in YTD3Q2006 are consolidated as per 51.2% shareholding of Anadolu Efes.*

FOR GENERAL RELEASE TO THE PUBLIC
November 27th, 2007

ANADOLU EFES

Consolidated Interim Income Statements For the Periods Ended 30.09.2007 and 30.09.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2006/9	2007/9
SALES VOLUME (million hectoliters)	24,8	27,5
NET SALES	2.078,4	2.426,6
Cost of Sales (-)	(1.062,0)	(1.160,8)
GROSS OPERATING PROFIT	1.016,4	1.265,8
Operating Expenses (-)	(632,0)	(765,6)
PROFIT FROM OPERATIONS	384,4	500,1
Other Income	81,2	97,1
Other Expense(-)	(53,8)	(88,8)
Financial Expense(-)	(93,2)	(10,2)
OPERATING INCOME	318,6	498,2
Net Monetary Gain/(Loss)	-	-
Minority Interest	(14,9)	(19,8)
INCOME BEFORE TAX	303,6	478,4
Income Tax	(56,5)	(109,3)
NET INCOME	247,1	369,1
EBITDA	531,5	662,8

Note 1: CCI's consolidated financial results, are consolidated in Anadolu Efes' financial results by proportionate consolidation method as per Anadolu Efes' 51.2% and 50.3% shareholding in CCI for the periods ended 30.09.2006 and 30.09.2007, respectively.

Note 2: Interbrew Efes Brewery in which EBI held 50% stake until August 2006, is accounted for by using proportionate consolidation until the date of disposal and not included in the financial statements of Efes Breweries International thereafter.

Note 3: EBITDA comprises of Profit from Operations, depreciation and other relevant non-cash items up to Profit From Operations.

ANADOLU EFES
Consolidated Interim Balance Sheets as of 30.09.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2006	30.09.2007
Cash & Cash Equivalents	392,7	328,4
Available for Sale Securities (net)	44,0	4,3
Trade Receivables (net)	349,7	448,3
Due from Related Parties (net)	2,2	3,5
Other Receivables (net)	82,4	67,3
Inventories (net)	304,5	364,2
Other Current Assets	36,6	38,5
Total Current Assets	**1.212,0**	**1.254,6**
Other Receivables (net)	6,9	24,6
Investments (net)	7,2	48,5
Positive/Negative Goodwill (net)	900,8	840,1
Property, Plant and Equipment (net)	1.534,8	1.580,4
Intangible Assets (net)	268,9	238,0
Deferred Tax Assets	19,3	13,7
Other Non-Current Assets	11,4	14,3
Total Non-Current Assets	**2.749,2**	**2.759,7**
Total Assets	**3.961,1**	**4.014,3**

	31.12.2006	30.09.2007
Short Term Borrowings (net)	301,0	236,3
Current Portion of Long Term Borrowings (net)	169,5	190,8
Lease Obligations (net)	0,3	0,3
Trade Payables (net)	134,8	185,3
Due to Related Parties (net)	28,0	24,0
Advances Received	1,4	1,8
Provisions	10,7	53,6
Other Current Liabilities (net)	259,3	310,8
Total Current Liabilities	**905,1**	**1.002,9**
Long Term Borrowings (net)	742,4	657,6
Lease Obligations (net)	0,3	0,3
Provisions	31,5	36,3
Deferred Tax Liability	38,1	31,9
Other Non-Current Liability (net)	229,0	108,4
Total Non-Current Liabilities	**1.041,3**	**834,6**
Minority Interest	341,1	331,9
Total Equity	**1.673,6**	**1.845,0**
Total Liabilities and Shareholders' Equity	**3.961,1**	**4.014,3**

Note 1: CCI's consolidated financial results are consolidated in Anadolu Efes' financial results by proportionate consolidation method as per Anadolu Efes' 50.3% shareholding in CCI.

Note 2: 7.5% of Alternatifbank shares held by Anadolu Efes is accounted at fair value and classified as "available for sale securities" as of 31.12.2006 and classified as "Investments" as of 30.09.2007 in Anadolu Efes' consolidated balance sheet.

TURKEY BEER OPERATIONS

Consolidated Interim Income Statements For the Periods Ended 30.09.2007 and 30.09.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2006/9	2007/9
Sales Volume (million hectolitres)	5,8	6,0
NET SALES	673,7	760,8
GROSS OPERATING PROFIT	441,3	521,3
PROFIT FROM OPERATIONS	226,8	287,7
Financial Expense	(3,6)	(17,1)
Foreign Exchange Gain/(Loss), net	(8,9)	43,3
Other Income/(Expense), net	19,1	(6,2)
OPERATING INCOME	233,4	307,7
Minority Interest	0,0	0,0
INCOME BEFORE TAX	233,4	307,7
Income Tax	(37,4)	(59,2)
NET INCOME	196,1	248,5
EBITDA	277,3	341,0

Note : EBITDA comprises of Profit from Operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to Profit From Operations.

TURKEY BEER OPERATIONS

Highlighted Interim Balance Sheet Items as of 30.09.2007 and 31.12.2006

Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2006	30.09.2007
Cash, cash equivalents and available for sale securities	170,5	99,9
Trade receivables, net	205,6	194,6
Inventories, net	83,6	106,1
Total current assets	481,7	417,4
Investments, net	1.209,6	1.251,6
Property, plant and equipment, net	284,8	301,8
Total non-current assets	1.511,4	1.588,5
Trade payables	34,7	48,5
Other payables	83,9	63,9
Short-term borrowings, net (including current portion of long-term debt and lease obligations)	137,6	97,7
Total current liabilities	268,2	245,6
Long-term debt, net (including lease obligations)	223,2	93,7
Total non-current liabilities	333,9	227,8
Minority Interests	-	-
Shareholder's Equity	1.390,9	1.532,6
Total Liabilities and Shareholders' Equity	1.993,0	2.005,9

Note: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

EFES

FOR GENERAL RELEASE TO THE PUBLIC
November 27th, 2007

Coca-Cola

INTERNATIONAL BEER OPERATIONS (EBI)

Consolidated Interim Income Statements For the Periods Ended 30.09.2007 and 30.09.2006
Prepared In Accordance with IFRS
(million USD)

	2006/9	2007/9
Volume (million hectoliters)	**9,1**	**10,4**
NET SALES	**496,1**	**655,1**
GROSS OPERATING PROFIT	**241,8**	**310,2**
PROFIT FROM OPERATIONS	**56,4**	**81,4**
Financial Income/(Expense), Net	(19,9)	(19,1)
PROFIT BEFORE TAX	**36,5**	**62,3**
Income Tax	(10,2)	(17,6)
PROFIT AFTER TAX	**26,4**	**44,7**
Minority Interest	(1,6)	(0,2)
NET PROFIT	**24,8**	**44,5**
EBITDA	**97,4**	**131,2**

Note 1: EBITDA here means earnings before interest (financial income/(expense) — net), tax, depreciation and amortisation, minus minority interest, and as applicable, minus gain on holding activities, plus loss on sale of PPE disposals, provisions, reserves and impairment.

Note 2: Interbrew Efes Brewery in which Efes Breweries International held 50% stake until August 2006, is accounted for by using proportionate consolidation until the date of disposal and not included in the financial statements of Efes Breweries International thereafter.

Note 3: Figures for EBI are obtained from consolidated interim financial statements prepared in accordance with IFRS.

INTERNATIONAL BEER OPERATIONS (EBI)

Highlighted Interim Balance Sheet Items as of 30.09.2007 and 31.12.2006

Prepared In Accordance with IFRS
(million USD)

	31.12.2006	30.09.2007
Cash and cash equivalents	163,9	107,1
Trade receivables	49,6	88,7
Inventories	97,9	140,2
Total current assets	**371,3**	**395,7**
Property, plant and equipment, net	628,6	705,1
Intangible assets, net (including goodwill)	515,0	542,9
Prepayments and other non-current assets	2,2	2,8
Total non-current assets	**1.158,0**	**1.262,9**
Trade and other payables	145,8	229,8
Short-term borrowings (including current portion of long-term debt and lease obligations)	160,5	163,5
Total current liabilities	**330,1**	**419,4**
Long-term debt, net (including lease obligations)	311,1	346,2
Total non-current liabilities	**427,3**	**360,0**
Minority Interests	9,3	10,1
Shareholder's Equity	**762,7**	**869,2**
Total Liabilities and Shareholder's Equity	**1.529,3**	**1.658,7**

Note 1: Figures for EBI are obtained from consolidated interim financial statements prepared in accordance with IFRS.

SOFT DRINK OPERATIONS (CCI)

Consolidated Interim Income Statements For the Periods Ended 30.09.2007 and 30.09.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	2006/9	2007/9
Volume(m U/C)	**342,9**	**389,0**
NET SALES	1.363,2	1.564,5
GROSS OPERATING PROFIT	**445,8**	**648,7**
EBIT	**180,4**	**245,5**
Financial Expenses, net	(74,6)	3,0
Other Income/(Expense), net	4,0	(25,9)
INCOME BEFORE TAX	**109,9**	**222,6**
Income Tax	(9,0)	(52,6)
Minority Interest	(4,2)	(3,4)
NET INCOME	**96,7**	**166,5**
EBITDA	**248,3**	**317,6**

Note 1: EBITDA comprises of profit from operations (excluding other operating income/expense), depreciation and other relevant non-cash items up to Profit From Operations.

Note 2: Figures for CCI are obtained from consolidated interim financial results prepared in accordance with IFRS as per CMB regulations.

SOFT DRINK OPERATIONS (CCI)

Highlighted Interim Balance Sheet Items as of 30.09.2007 and 31.12.2006
Prepared In Accordance with IFRS as per CMB Regulations
(million YTL)

	31.12.2006	30.09.2007
Cash and cash equivalents and investments in securities	55,6	183,9
Trade receivables and due from related parties (net)	142,4	286,4
Inventory (net)	165,9	178,1
Total current assets	**406,9**	**697,8**
Property, plant and equipment, net	721,8	845,5
Intangible assets (including goodwill)	309,9	267,9
Other non- current assets	8,6	10,8
Total non-current assets	**1.051,3**	**1.127,7**
Short term borrowings (including current portion of Long Term Borrowings and lease obligations)	214,1	263,9
Trade and other payables	105,0	155,4
Total current liabilities	**388,1**	**541,2**
Long Term Borrowings (including lease obligations)	163,6	292,8
Total non-current liabilities	**204,0**	**334,7**
Minority Interest	17,4	15,4
Shareholder Equity	**848,7**	**934,2**
Total Liabilities and Shareholder's Equity	**1.458,2**	**1.825,5**

Note 1: Figures for CCI are obtained from consolidated interim financial results prepared in accordance with IFRS as per CMB regulations.

END